UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___October 2004___	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated October 18, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  October 27, 2004                    Signed: /s/ Larry Johnson

                                                                       Larry Johnson,

          Chief Financial Officer

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE   04-31

FRG –Toronto Stock Exchange

October 18, 2004

EXCEPTIONAL HISTORIC GOLD RESULTS ADVANCE FRONTEER IN WESTERN TURKEY

Fronteer Development Group Inc. (FRG – Toronto Stock Exchange) has acquired previously unreleased drill data from the Kirazli Gold Property in western Turkey which Fronteer has under option from Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S.’s (“Teck Cominco”).  The following intervals were drilled by Eldorado Gold Corporation’s Turkish subsidiary in the early 1990’s and are historic in nature:

Historic Drill Intervals

Interval (m)	Gold Grade (g/t)	Hole ID
19.5	13.7	R-17
52.5	5.0	R-07
103.5	1.9	R-18
99.2	1.4	C-08
8.8	6.3	C-12
36.0	1.4	R-05
22.5	2.2	R-12
25.8	1.6	C-16

Fronteer has prepared a 4000 metre diamond drill program for the Kirazli property, supported by these historic results to further define, enhance, and quantify an oxide gold resource on the property. The Kirazli campaign will commence in mid-October.

Kirazli is located 25km northwest of Fronteer’s Agi Dagi property, where a 6,000 metre drill campaign is currently in progress.  Given their close proximity and excellent access to infrastructure, the Kirazli and Agi Dagi projects have good logistical synergies.  Both properties host large epithermal gold systems characterized by encouraging grades, near surface oxide mineralization and geometries favorable to open pit mining operations.

The commencement of the Kirazli drill program will reinforce Fronteer’s commitment to building a portfolio of solid assets that can be quickly advanced.  Fronteer’s properties in Turkey are situated within the same geological province as the Kisladag Gold Deposit, owned by Eldorado Gold.  Eldorado announced recently that it has received all the permits and approvals from the Turkish government necessary to construct its Kisladag Mine, with production scheduled to commence late in 2005.

Fronteer is a Discovery-Stage exploration company with active exploration programs in Canada and Western Turkey, focused on gold and uranium-copper deposits.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677

info@fronteergroup.com

Dr. Rick Valenta P.Geo is the qualified person for this project. Gold assay results referred to from the Kirazli property are historical in nature, and were performed prior to NI 43-101.  Fronteer has not independently analyzed the results of the previous exploration and therefore the historical assays should not be relied upon.  Fronteer believes these historical assay results provide an indication of the potential of the property and are relevant to ongoing exploration.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.